Exhibit 12.1

NII HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2013		2012		2011	2010	2009

(Loss) earnings:
(Loss) income from continuing operations before income tax provision	$(1,163,365)		$(439,335)		$613,900	$643,159	$597,735

Add:
Fixed charges	717,578		582,428		467,563	411,407	287,432
Amortization of capitalized interest	49,066		38,720		21,086	10,396	9,541

Less:
Interest capitalized	78,254		127,189		76,204	10,819	12,490
(Loss) earnings, as adjusted	$(474,975)		$54,624		$1,026,345	$1,054,143	$882,218

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$539,159		$365,521		$311,735	$335,918	$222,544
Interest capitalized	78,254		127,189		76,204	10,819	12,490
Portion of rent expense representative of interest (30%)	100,165		89,718		79,624	64,670	52,398
Fixed charges	$717,578		$582,428		$467,563	$411,407	$287,432

Ratio of earnings to fixed charges	—	(1)	—	(2)	2.20	2.56	3.07

(1) Earnings were inadequate to cover fixed charges by $1,192.6 million for the year ended December 31, 2013.

(2) Earnings were inadequate to cover fixed charges by $527.8 million for the year ended December 31, 2012.